SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File Number 1-8052

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 10.
Total Number of pages is 12.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Profit Sharing and Retirement Plan of
Liberty National Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2004 audit was conducted for the purpose of forming an opinion on the basic 2004 financial statements as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 (the "schedule") is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Deloitte + Touche LLP

June 27, 2005

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2004	December 31, 2003
Investments, at fair value:		
Torchmark Corporation common stock	$11,544,223	$10,835,697
Waddell & Reed Financial, Inc. class A common stock	1,175,412	1,552,348
Registered mutual funds	26,451,843	29,614,991
Loans to participants	501,802	538,246
Short-term investments	12,252	124,051
	39,685,532	42,665,333
Receivables (pending trades)	116,956	0
Net assets available for benefits	$39,802,488	$42,665,333

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2004	2003
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$131,048	$137,369
Dividends on mutual funds	355,732	210,645
Interest income - short-term investments	30,399	35,824
	517,179	383,838
Investment expenses	5,286	4,917
	511,893	378,921
Net appreciation in fair value of investments	3,202,469	5,635,303
Benefits paid to participants:		
Shares withdrawn	129,642	173,863
Cash settlements	6,447,565	3,623,626
	6,577,207	3,797,489
Net (decrease) increase in net assets	(2,862,845)	2,216,735
Net assets available for benefits:		
Beginning of plan year	42,665,333	40,448,598
End of plan year	$39,802,488	$42,665,333

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2004 and 2003 was $57.14 and $45.54, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") class A common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $23.89 and $23.46 at December 31, 2004 and 2003, respectively.

Participant loans are valued at cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Fifteen mutual funds are available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximate fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - Summary of Significant Accounting Policies (continued)

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National.

Federal income taxes - The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. The administrative committee and the Plan's tax counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Vesting Provisions and Forfeitures - All participants are fully vested in their accumulated account balance and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits - Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate (not less than 3% per annum) to be determined by the Trustees, or by the purchase of a single premium annuity.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - Investments

The following table presents investments of the Plan's net assets:

	December 31,	
	2004	2003
Mutual Fund Shares:		
INVESCO Dynamics Fund[1]	$ 0	$ 408,157
AIM Technology Fund[2]	2,598,029	4,066,945
IRT 500 Index Fund	1,656,421	1,757,578
American Century Equity Income Fund	1,246,561	873,089
AIM Basic Value Fund	1,297,307	1,288,729
Janus Advisor International Fund	1,107,019	994,988
AmSouth High Quality Bond Class A Fund[3]	591,210	680,389
AmSouth Balanced Fund	463,650	348,898
AmSouth Large Cap Fund	2,539,810	2,652,528
AmSouth Stable Principal Fund[4]	11,041,639	13,216,334
AmSouth Small Cap Fund	109,906	345,504
AmSouth Government Income Fund	1,049,640	1,269,795
AIM Global Health Care Fund	505,859	427,270
Fidelity Advisor Dividend Growth Fund	1,470,977	1,284,787
PIMCO RCM Global Technology A Fund[5]	454,265	0
Goldman Sachs Growth Opportunities A Fund[1]	319,550	0
	$ 26,451,843	$ 29,614,991
Torchmark Corporation common stock	$ 11,544,223	$ 10,835,697
Waddell & Reed Financial, Inc. class A common stock	$ 1,175,412	$ 1,552,348
AmSouth Prime Money Market Fund – Class I	$ 12,252	$ 124,051
Participant Loans	$ 501,802	$ 538,246

1. October 15, 2004, the INVESCO Dynamics Fund changed name to AIM Dynamics Fund.
   December 1, 2004, this fund was removed as an investment option and replaced with Goldman Sachs Growth Opportunities A Fund.

2. October 15, 2004, the INVESCO Technology Fund changed name to AIM Technology Fund.

3. December 1, 2004, the AmSouth Bond Fund changed name to AmSouth High Quality Bond Fund.

4. December 1, 2004, the AmSouth Prime Money Market A Fund was removed as an investment option and replaced with AmSouth Stable Principal Fund.

5. New fund June 15, 2004.

NOTE C-Investments (continued)

During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31,	
	2004	2003
Common stocks	$2,597,671	$2,460,814
Mutual funds	604,798	3,174,489
	$3,202,469	$5,635,303

NOTE D - Related Party Transactions

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, are handled by AmSouth Bank, NA (the "Trustee"), a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund, the AmSouth Prime Money Market Fund – Class I.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Schedule H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2004

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	202,034 shares $1 par value common stock	$11,544,223
	Waddell & Reed Financial, Inc.	49,201 shares $1 par value class A common stock	1,175,412
	Mutual Funds	102,124 shares AIM Technology Fund	2,598,029
		53,381 shares IRT 500 Index Fund	1,656,421
		153,707 shares American Century Equity Income Fund	1,246,561
		40,016 shares AIM Basic Value Fund	1,297,307
		38,292 shares Janus Advisor International Fund	1,107,019
		53,262 shares AmSouth High Quality Bond Class A Fund	591,210
		36,166 shares AmSouth Balanced Fund	463,650
		137,659 shares AmSouth Large Cap Fund	2,539,810
		1,104,164 shares AmSouth Stable Principal Fund	11,041,639
		11,655 shares AmSouth Small Cap Fund	109,906
		106,779 shares AmSouth Government Income Fund	1,049,640
		17,706 shares AIM Global Health Care Fund	505,859
		125,617 shares Fidelity Advisor Dividend Growth Fund	1,470,977
		12,640 shares PIMCO RCM Global Technology A Fund	454,265
		14,726 shares Goldman Sachs Growth Opportunites A Fund	319,550
		Loans to Plan participants, various interest rates, maturing from 1 to 60 months	501,802
*	AmSouth Bank, NA	12,252 shares AmSouth Prime Money Market Fund - Class I	12,252
			$39,685,532

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated March 11, 2005 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23(g) to Form 10-K for the year ended December 31, 2004).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 28, 2005, to Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of Liberty National Life Insurance Company

By: Tony G. Brill
Tony G. Brill, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 28, 2005

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

SEC MAIL PROCESSING
RECEIVED
JUN 29 2005
WASH. D.C. 213 SECTION

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-83317 of Torchmark Corporation on Form S-8 of our report dated June 27, 2005 appearing in this Annual Report on Form 11-K of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company for the year ended December 31, 2004.

Deloitte + Touche LLP

June 27, 2005